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                             November 16, 2022

       Mark Veblen, Esq.
       Partner
       Wachtell, Lipton, Rosen & Katz
       51 West 52nd Street
       New York, NY 10019

                                                        Re: Triumph Bancorp,
Inc.
                                                            Schedule TO-I
                                                            Filed November 7,
2022
                                                            File No. 005-88643

       Dear Mark Veblen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used here have the same meaning as in your offering materials.

       Schedule TO-I filed November 7, 2022

       Cautionary Note on Forward Looking Statements, page 10

   1. We note the disclaimer that you do not undertake any obligation to update any forward looking statements.
This disclaimer is inconsistent with the requirements of General
                                                        Instruction F of
Schedule TO and your obligations under Rule 13e-4(c)(3) to amend the
                                                        Schedule to reflect a
material change in the information previously disclosed. Please revise the offer to
purchase to delete this statement.
       Conditions of the Tender Offer, page 26

   2. We note the following statement in the last paragraph on page 27 "Our failure at any time to exercise any of the
foregoing rights will not be deemed a waiver of any right, and each such right will be
deemed an ongoing right that may be asserted at any time prior to the
                                                        Expiration Date." This
language suggests that if a condition is "triggered" and the
 Mark Veblen, Esq.
Wachtell, Lipton, Rosen & Katz
November 16, 2022
Page 2
         Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the offeror wishes to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). Also, please note that when an offer condition is triggered by events that occur during the offer period and before expiration of the offer, the offeror should inform holders how it intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please revise the cited language accordingly.
3. While the Offer may be conditioned on any number of objective and clearly-described conditions, reserving the right to assert such conditions and by implication terminate the
         Offer    regardless of the circumstances giving rise to any such
conditions    potentially
         renders the Offer illusory because the action or inaction of the Company or its affiliates could serve as justification for terminating the Offer. To avoid the Offer potentially constituting an illusory offer in contravention of Section 14(e) of the Exchange Act, please revise to remove the implication that the Offer conditions may be triggered by action or inaction of the Company or any of its affiliates.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Michael Killoy at 202-551-7576 or Christina Chalk at 202-
551-3263.



FirstName LastNameMark Veblen, Esq.                             Sincerely,
Comapany NameWachtell, Lipton, Rosen & Katz
                                                                Division of
Corporation Finance
November 16, 2022 Page 2                                        Office of
Mergers & Acquisitions
FirstName LastName